WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

           MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated November 2, 2023, and provides an analysis of the Company's results of operations for the three and nine months ended September 30, 2023.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance.  The information should be read in conjunction with Western's condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, and Western's audited consolidated financial statements for the year ended December 31, 2022, and the notes thereto, the latter of which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2022.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. The Company's Annual Information Form for the year ended December 31, 2022, ("AIF"), is filed with Canadian regulators on SEDAR+ at www.sedarplus.ca.  This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry and given the Company is an exploration stage company.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward-looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino", "Project" or "Casino Project") towards production.  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENT

Strategic Investment by Mitsubishi Materials Corporation

On April 14, 2023, Mitsubishi Materials Corporation ("Mitsubishi Materials") purchased 8,091,390 common shares of the Company at a price of $2.63 per common share for gross proceeds of $21,280,356.  The strategic investment results in Mitsubishi Materials owning approximately 5% of the Company.

In connection with the strategic investment by Mitsubishi Materials, the Company and Mitsubishi Materials entered into an investor rights agreement whereby, subject to certain conditions, Mitsubishi Materials will have certain rights until the earlier of (a) its ownership falling below 3.0%, and (b) April 14, 2025 (the "Expiry Date"), including the right to appoint:

1

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

• one member to a Casino Project Technical and Sustainability Committee.

• the greater of one director of the Company or 17% of the number of directors (rounding to the nearest whole number), if Mitsubishi Materials' ownership increases to at least 12.5%

In addition, until the Expiry Date, Mitsubishi Materials will have a right to participate in future equity issuances to maintain its ownership in the Company and, in the event its ownership increases to 8.0%, will be provided with a one-time "demand registration right" and "piggy-back registration rights."

Under the investor rights agreement, until the Expiry Date, Mitsubishi Materials has agreed:

• not to sell, transfer, offer or otherwise dispose of any common shares without first notifying the Company

• to abstain from voting or vote any common shares in favor of each director nominated by the board of directors of the Company for election by shareholders

• not to acquire any securities of the Company, subject to certain exceptions

Mitsubishi Materials will have the right of first negotiation, until the later of (a) its ownership falling below 3.0%, and (b) the Expiry Date, to offtake at least its proportionate share of minerals produced from the Casino Project.

The Company and Mitsubishi Materials will negotiate in good faith new rights and restrictions attaching to its share ownership on the earlier of (a) October 14, 2024, and (b) Mitsubishi Materials' ownership reaching 12.5% or greater.

Strategic Investment by Rio Tinto Canada

On May 1, 2023, the Company announced that in connection with the strategic investment by Mitsubishi Materials, Rio Tinto Canada ("Rio Tinto") subscribed for 878,809 common shares of the Company for gross proceeds of $2,311,268, allowing Rio Tinto to maintain its current interest of approximately 7.84%.

On November 23, 2022, the Company announced that Rio Tinto had exercised its right to extend certain rights under the investor rights agreement, including the right to appoint:

• one member to a Casino Project Technical Committee until the earlier of: (a) Rio's ownership falling below 5.0%; and (b) November 28, 2023.

• one non-voting observer to attend all meetings of the board of directors of the Company until the earlier of (a) Rio's ownership falling below 5.0%; and (b) November 28, 2023.

• one director of the Company, if Rio Tinto's ownership increases to at least 12.5% before November 28, 2023.

• up to three secondees to the Casino Project until the earlier of: (a) Rio's ownership falling below 5.0%; and (b) November 28, 2023.

Rio Tinto continues to have a right to participate in future equity issuances to maintain its ownership in Western until the earlier of (a) Rio Tinto's ownership falling below 5.0%; and (b) May 28, 2024.

Management Changes

On October 18, 2023, the Company announced the departure of Ken Engquist, Chief Operating Officer.

2

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

CASINO PROJECT UPDATE

Drilling Program

On August 23, 2023, the Company announced a drilling program on its wholly-owned Casino copper-gold-molybdenum deposit.  The drilling program was developed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials.

The 2023 drilling program consisted of 2,214 m of drilling in seven drill holes, ranging from 130 m to 560 m in depth.  The drill holes were located inside the current pit boundaries and upon completion, should result in upgrading of some of the Indicated Resource to the Measured Resource category.  A metallurgical program, using drill core collected from this program, will commence upon completion of drilling and receipt of assays.

The 2023 drilling program also included 783 m of geotechnical and hydrogeological drilling designed by Knight-Piesold Consulting, which targeted the ground conditions of the proposed open pit, stockpiles, tailings management facility, heap leaching facility, new airstrip, and the proposed Ranney well site.

Feasibility Study

On June 28, 2022, the Company released the results of its Feasibility Study (the "Study") on its wholly-owned Casino copper-gold-molybdenum deposit.  The Study considered the Project being constructed as an open pit mine, with a concentrator processing 120,000 tonnes per day (t/d) to recover copper, gold, molybdenum and silver, as well as a 25,000 t/d oxide heap leach facility to recover gold, silver and copper.

The Study supersedes all previous studies and incorporates an updated mineral resource and mineral reserve with an effective date of April 29, 2022.  The Study examines the development of the Casino Project, which comprises the processing of 1.43 billion tonnes of Mineral Reserve for both the mill and heap leach, with deposition of mill tailings and mine waste in the Tailings Management Facility ("TMF") consistent with the design concepts considered during the Best Available Tailings Technology ("BATT") Study as a base case development.

Unless otherwise indicated, all references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

FINANCIAL RESULTS

The Study indicates that the potential economic returns from the Project justify its further development and securing of the required permits and licenses for operation.

The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and a CAN$:US$ exchange rate of 0.80 ("Base Case" prices).

3

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

The following table summarizes the financial results:

Base Case
Copper (US$/lb)	3.60
Gold (US$/oz)	1,700
Molybdenum (US$/lb)	14.00
Silver (US$/oz)	22.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, $millions)	5,768
NPV pre-tax (8% discount, $millions)	3,473
IRR pre-tax (100% equity)	21.2

NPV after-tax (5% discount, $millions)	4,059
NPV after-tax (8% discount, $millions)	2,334
IRR after-tax (100% equity)	18.1

LOM pre-tax free cash flow ($millions)	13,713
LOM after-tax free cash flow ($millions)	10,019

Payback period (years)	3.3
Net Smelter Return ($/t milled)	29.08

Copper Cash Cost (net of by-product credits) ($/lb)	(1.00)
Copper Cash Cost (co-product basis) ($/lb)	1.92
Gold Cash Cost (co-product basis) ($/oz)	908.53

4

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

Higher grade material is fed to the concentrator during the first four years of the concentrator operation. This factor, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the Project's financial performance.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)	1,033	662
Average Annual After-tax Cash Flow ($millions)	951	517
Average Net Smelter Return (NSR) ($/t ore milled)	43.15	29.08
% of Revenue - Copper	48.5	46.8
% of Revenue - Gold	38.8	36.0
% of Revenue - Silver	2.1	2.4
% of Revenue - Molybdenum	10.6	14.8

CAPITAL COSTS

Total initial capital investment in the Project is estimated to be $3.62 billion, which represents the total direct and indirect cost for the complete development of the Project, including associated infrastructure and power plant.  The following table shows how the initial capital is distributed between the various components.

Cost Item	Total ($M)
Process Plant and Infrastructure
Project Directs including freight	2,116
Project Indirects	431
Contingency	369
Subtotal	2,916
Mining
Mine Equipment	433
Mine Preproduction	228
Subtotal	661
Owner's Costs	41
Total Initial Capital Costs	3,618
Sustaining Capital	751
Total Life of Mine Capital Costs	4,369

5

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

OPERATING COSTS

Operating costs for the milling operation were calculated per tonne of material processed through the mill over the life of mine:

LOM
($/tonne)
Milling	$6.42
General & Administrative	$0.46
Total	$6.88

Heap leach operating costs were calculated per tonne of material processed through the heap leach over the life of the heap leach.

LOM
($/tonne)
Heap Leach Operation	$1.93
ADR/SART	$4.80
Total	$6.73

Mining costs were calculated to average $2.30 per tonne of material moved and $3.65 per tonne of mineralized material.

($/tonne)
Cost per tonne material (material moved)	$2.30
Cost per tonne mill feed (mill + heap leach material)	$3.65
Cost per tonne mill feed	$4.28

The combined mining and milling costs are $11.16 per tonne material milled for the life of mine, which compares favorably to the life-of-mine net smelter return of $29.08 per tonne at Base Case metal prices.

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

DEVELOPMENT PLAN

The Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.  Key metrics of the processing plant are shown below:

	Years 1-4	Life of Mine
Strip ratio	0.26	0.43
Nominal Throughput
Mill (t/d)	120,000	120,000
Heap (t/d)	25,000	25,000
Average Annual Metal Production
Copper (Mlbs)	241	163
Gold (kozs)	333	211
Silver (kozs)	1,596	1,277
Molybdenum (Mlbs)	15.5	15.1

Average Annual Mill Feed Grade
Copper (%)	0.300	0.189
Gold (g/t)	0.352	0.217
Silver (g/t)	2.054	1.659
Molybdenum (%)	0.025	0.021
Average Annual Heap Leach Grade*
Gold (g/t)	0.366	0.265
Silver (g/t)	2.356	1.95
Copper (%t)	0.042	0.036
Recovery (Mill)
Copper (%)	83.9	86.5
Gold (%)	67.7	67.1
Silver (%)	55.6	53.1
Molybdenum (%)	64.1	71.2
Recovery (Heap)
Gold (%)	80.0	80.0
Copper (%)	18.0	18.0
Silver (%)	26.0	26.0
Annual Concentrate Production
Cu (dry kt)	390	264
Mo (dry kt)	13	12
Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0	28.0
Au (g/t)	26.5	24.9
Ag (g/t)	127.2	150.7
Molybdenum Concentrate
Mo (%)	56.0	56.0

*Heap leach first four years grades taken from the start of the heap leach.

7

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

MINERAL RESERVES

The Mineral Reserve estimate is based on an updated open pit mine plan and mine production schedule using commodity prices of US$3.25 per pound copper, US$1,550 per ounce gold, US$12.00 per pound molybdenum and US$22.00 per ounce silver.

All of the mineralization comprised in the Mineral Reserve estimate with respect to the Casino Project is contained on mineral titles controlled by Western.  The following table presents the Mineral Reserve that is the basis for this Study.

	Tonnes	NSR	Cu	Au	Mo	Ag	CuEq	Cu	Au	Mo	Ag
Mill Ore Reserve:	(Mt)	($/t)	(%)	(g/t)	(%)	(g/t)	(%)	(Mlbs)	(Moz)	(Mlbs)	(Moz)
Proven Mineral Reserve	140.1	38.50	0.31	0.39	0.024	2.1	0.67	944	1.8	74.9	9.4
Probable Mineral Reserve	1,076.9	23.68	0.17	0.19	0.021	1.6	0.36	4,135	6.7	497.1	55.5
Proven/Probable Reserve	1,217.1	25.38	0.19	0.22	0.021	1.7	0.40	5,079	8.5	571.9	64.9

	Tonnes	NSR	Au	Cu	Mo	Ag	AuEq	Au	Cu	Mo	Ag
Heap Leach Reserve:	(Mt)	($/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(Moz)
Proven Mineral Reserve	42.9	22.52	0.45	0.055	N/A	2.7	0.47	0.62	51.8	N/A	3.7
Probable Mineral Reserve	166.8	11.14	0.22	0.031	N/A	1.8	0.23	1.17	113.5	N/A	9.4
Proven/Probable Reserve	209.6	13.47	0.26	0.036	N/A	1.9	0.28	1.78	165.3	N/A	13.1

Notes:

1. The Mineral Reserve estimate has an effective date of June 13, 2022 and was prepared using the CIM Definition Standards (10 May 2014).

2. Columns may not sum exactly due to rounding.

3. Mineral Reserves are based on commodity prices of US$3.25/lb Cu, US$1550/oz Au, US$12.00/lb Mo, and US$22.00/oz Ag.

4. Mineral Reserves amenable to milling are based on NSR cutoffs that vary by time period to balance mine and plant production capacities.  They range from a low of $6.11/t to a high of $25.00/t.

5. NSR value for supergene (SOX and SUS) mill material is NSR (C$/t) = $73.63 x recoverable copper (%) + $40.41 x gold (g/t) + $142.11 x moly (%) + 0.464 x silver (g/t), based on recoveries of 69% gold, 52.3% molybdenum and 60% silver.  Recoverable copper = 0.94 x (total copper - soluble copper).

6. NSR value for hypogene (HYP) mill material is NSR (C$/t) = $67.88 x copper (%) + $38.66 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 78.6% molybdenum and 50% silver.

7. Mineral Reserves amenable to heap leaching are based on an NSR cutoff of $6.61/t.

8. NSR value for leach material is NSR (C$/t) = $14.05 x copper (%) + $47.44 x gold (g/t) + $0.210 x silver (g/t), based on recoveries of 18% copper, 80% gold and 26% silver.

9. AuEq and CuEq values are based on prices of US$ 3.25/lb Cu, US$ 1550/oz Au, US$ 12.00/lb Mo, and US$ 22.00/oz Ag, and account for all metal recoveries and smelting/refining charges.

10. The NSR calculations also account for smelter/refinery treatment charges and payables.

On August 9, 2022, the Company filed a technical report titled "Casino Project, Form NI 43-101F1 Technical Report Feasibility, Yukon, Canada" with an effective date of June 13, 2022 (the "Report").  The Report summarizes the results of the Feasibility Study on the Casino copper-gold project, which results were first reported by the Company in a news release dated June 28, 2022.

Permitting

Casino Mining received the Revised Environmental and Socio-economic Effects Statement Guidelines (the "Guidelines") from the Executive Committee of the Yukon Environmental and Socio-Economic Assessment Board ("YESAB") on September 13, 2023. The Guidelines set out the information that the Company must provide in their Environmental and Socio-economic Statement ("ESE Statement") submission to YESAB.

The Company is currently reviewing the Guidelines and will prepare a schedule for submission of the ESE Statement for the Casino Project by November 11, 2023, as required by the Yukon Environmental and Socio-economic Assessment Act.

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

The ESE Statement submission is an important next step in the Panel Review process.  Since 2016, when the Casino Project was referred to Panel Review by the YESAB's Executive Committee, Casino Mining has continued to advance the Project by engaging with potentially affected First Nations, completing a variety of Traditional Knowledge and environmental studies, conducting a number of drill campaigns, and finalizing a Feasibility Study on the Project.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

The first project agreement on the Freegold Road was reached in April 2019 on the initial segment of the Freegold Road - the Carmacks Bypass.  On February 24, 2022, the Company announced the Yukon Government had commenced construction of the Carmacks Bypass Project, required for Casino's construction and operation, following award of the contract in November 2021.  The Carmacks Bypass will allow industrial vehicles to circumvent the Village of Carmacks; reducing heavy traffic and increasing community safety, while improving access to the Casino Project site located approximately 200 km from the community.  Work is on-going.

Exploration and evaluation expenditures

Capitalized expenditures for the periods presented were as follows:

For the nine months ended September 30,	2023	2022
	$	$
Claims maintenance	25,010	26,038
Engineering	342,152	3,344,636
Exploration and camp support	6,979,951	8,173,126
Permitting	8,662,230	5,316,223
Salary and wages	1,023,031	837,612
Share-based payments	504,710	739,373

TOTAL	17,537,084	18,437,008

During the nine months ended September 30, 2023, the Company's activity focused on permitting and environmental activities while concurrently completing its drilling program.

During the nine months ended September 30, 2022, the Company's activity focused on working toward the completion of its feasibility study. Concurrently the Company began initial permitting and environmental activities associated with its ESE Statement.

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

Royalty payments

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Sep-23	30-Jun-23	31-Mar-23	31-Dec-22
	$	$	$	$
Loss and comprehensive loss	823,028	872,180	1,110,606	1,387,251
Loss per share - basic and diluted	$0.01	$0.01	$0.01	$0.01
Cash and short-term investments	32,422,493	38,576,943	19,598,387	22,709,722
Exploration and evaluation assets	106,698,962	96,901,990	92,144,912	89,161,878
Total assets	141,080,607	137,331,506	113,657,532	114,382,545

As at and for the quarter ended	30-Sep-22	30-Jun-22	31-Mar-22	31-Dec-21
	$	$	$	$
Loss and comprehensive loss	706,626	1,283,214	1,617,087	525,833
Loss per share - basic and diluted	0.00	$0.01	0.01	0.00
Cash and short-term investments	29,222,609	38,634,795	43,259,683	46,761,849
Exploration and evaluation assets	84,785,069	74,338,172	68,862,927	66,348,061
Total assets	116,205,020	114,671,589	113,980,260	115,487,886

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above.  Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to marketable securities, flow-through premium recovery and variances in stock-based compensation expense.

During the three months ended September 30, 2023, the Company recognized interest income of $416,969 due to higher interest-bearing balances and higher interest rates compared to the three months ended June 30, 2023.  The Company also incurred share-based payments totaling $558,972 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to restricted share units (RSU's) and deferred share units (DSU's).

During the three months ended June 30, 2023, the Company recognized interest income of $274,824 due to higher interest-bearing balances and higher interest rates compared to the three months ended March 31, 2023.

During the three months ended December 31, 2022, share-based payments totaled $287,328 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSU's.  The Company also recognized an unrealized loss on marketable securities of $90,020 which was partially offset by interest income of $181,488.

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended September 30, 2022, share-based payments totaled $309,770 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSUs which was partially offset by the $252,194 related to flow-through premium recovery.

During the three months ended June 30, 2022, share-based payments totaled $380,869 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSUs.  The Company also recognized an unrealized loss of $462,600 on marketable securities which was partially offset by the flow-through premium recovery.

During the three months ended March 31, 2022, share-based payments totaled $569,736 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSU's and DSUs.  The Company also recognized higher costs associated with wages and benefits as it increased its head count and provided raises to certain employees.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended September 30, 2023, exploration and evaluation assets increased as the Company completed its drilling and exploration program as well continued on-going work on its ESE Statement.

During the three months ended June 30, 2023, and March 31, 2023, exploration and evaluation assets increased as the Company continued work on its ESE Statement.

During the three months ended December 31, 2022, exploration and evaluation assets increased as the Company completed its drilling and exploration program as well continued on-going work on its ESE Statement.

During the three months ended September 30, 2022, exploration and evaluation assets increased as the Company incurred $8,173,126 in expenditures related to its drilling and exploration program.  The Company also incurred expenditures associated with on-going work on its ESE statement and completing its Feasibility Study which totaled $5,316,223 and $3,344,636 respectively.

During the three months ended June 30, 2022, exploration and evaluation assets increased as the Company incurred $2,022,528 in expenditures related to its drilling and exploration program.  The Company also incurred expenditures associated with on-going work on its ESE statement and Feasibility Study which totaled $1,681,215 and $1,249,707, respectively.

During the three months ended December 31, 2021, exploration and evaluation assets increased as the Company completed field work related to its 2021 exploration and drilling program as well as incurred engineering expenditures related to work on its Feasibility Study.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

During the three months ended June 30, 2023, the Company received $21.2M as part of strategic investment from Mitsubishi Materials.  In connection with the strategic investment by Mitsubishi Materials, Rio Tinto subscribed for common shares for aggregate proceeds of $2.3M.

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Depreciation	51,725	38,723	155,175	116,169
Filing and regulatory fees	10,188	5,857	287,097	262,748
Office and administration	178,307	174,986	454,398	469,096
Professional fees	64,418	67,392	197,652	220,380
Share-based payments	558,972	309,770	912,674	1,260,375
Shareholder communication and travel	164,287	205,366	598,241	618,739
Wages and benefits	408,168	329,136	1,257,835	1,207,423

CORPORATE EXPENSES	1,436,065	1,131,230	3,863,072	4,154,930

Foreign exchange loss (gain)	1,412	7,637	973	10,246
Interest income	(416,969)	(219,227)	(861,591)	(403,024)
Flow-through premium recovery	-	(252,194)	-	(759,525)
Unrealized (gain) loss on marketable securities	(197,480)	39,180	(196,640)	604,300

LOSS AND COMPREHENSIVE LOSS	823,028	706,626	2,805,814	3,606,927

THREE MONTHS ENDED SEPTEMBER 30, 2023

Western incurred a loss of $823,028 ($0.01 per common share) for the three months ended September 30, 2023, compared to a loss of $706,626 ($0.01 per common share) over the same period in 2022.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

Share-based payments increased by $249,202 during the three months ended September 30, 2023, compared to the same period in 2022 due to timing, valuation, and recognition differences relating to the underlying stock option grants, RSU grants and DSU grants.

Wages and benefits increased by $79,032 during the three months ended September 30, 2023, compared to the same period in 2022 largely due to an increase in director fees.

Interest income increased by $197,742 during the three months ended September 30, 2023, compared to the same period in 2022 due to higher interest-bearing balances and an increase in interest rates.

During the three months ended September 30, 2023, the Company recorded a flow-through premium recovery of $nil compared to a flow-through premium recovery of $252,194 during the three months ended September 30, 2022.

The Company recorded a gain on marketable securities of $197,480 during the three months ended September 30, 2023, compared to an unrealized loss of $39,180 during the same period in 2022 as a result of changes in the share price of the marketable securities held by Western at each period end date.

NINE MONTHS ENDED SEPTEMBER 30, 2023

Western incurred a loss of $2,805,814 ($0.02 per common share) for the nine months ended September 30, 2023, compared to a loss of $3,606,927 ($0.02 per common share) over the same period in 2022.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

Share-based payments decreased by $347,701 during the nine months ended September 30, 2023, compared to the same period in 2022 due to timing, valuation, and recognition differences relating to the underlying stock option grants, RSU grants and DSU grants.

Wages and benefits increased by $50,412 during the nine months ended September 30, 2023, compared to the same period in 2022 largely due to an increase in director fees which was partially offset by a reduction in accrued vacation costs.

Interest income increased by $458,567 during the nine months ended September 30, 2023, compared to the same period in 2022 due to higher interest-bearing balances and an increase in interest rates.

During the nine months ended September 30, 2023, the Company recorded a flow-through premium recovery of $nil compared to a flow-through premium recovery of $759,525 during the nine months ended September 30, 2022.

The Company recorded a gain on marketable securities of $196,640 during the nine months ended September 30, 2023, compared to an unrealized loss of $604,300 during the same period in 2022 as a result of changes in the share price of the marketable securities held by Western at each period end date.

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended September 30,	2023	2022
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(2,169,139)	(2,314,254)
Financing activities	25,185,438	(14,586)
Investing activities	(20,501,494)	(23,361,205)

CHANGE IN CASH AND EQUIVALENTS	2,514,805	(25,690,045)

Cash and cash equivalents - beginning	1,341,267	30,688,210

CASH AND CASH EQUIVALENTS - ENDING	3,856,072	4,998,165

Cash and cash equivalents totaled $3,856,072 as at September 30, 2023 (December 31, 2022 - $1,341,267).  Cash and cash equivalents and short-term investments totaled $32,422,493 as at September 30, 2023 (December 31, 2022 - $22,709,722).  Western's net working capital (current assets less current liabilities) as at September 30, 2023 totaled $26,627,389 (December 31, 2022 - $20,093,597).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current cash and short-term investments on hand will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

13

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the nine months ended September 30, 2023, the Company completed private placements with Mitsubishi Materials and Rio Tinto for gross proceeds of $23,591,624.  The Company did not complete any private placements during the nine months ended September 30, 2022.

During the nine months ended September 30, 2023, the Company received $2,025,000 from the exercise of stock options and expended $184,054 on lease payments.

During the nine months ended September 30, 2022, the Company received $133,165 from the exercise of stock options and expended $147,751 on lease payments.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments.  Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes.  Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the nine months ended September 30, 2023, the Company purchased $7,331,145 in short term investments and spent $13,182,769 on exploration and evaluation assets.

During the nine months ended September 30, 2022, the Company purchased $8,000,000 in short term investments and spent $15,094,688 on exploration and evaluation expenditures and $266,517 on leasehold improvements.  A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 162,618,970 common shares outstanding. The Company also has 6,714,334 stock options outstanding with exercise prices ranging from $0.75 to $2.22 and 1,500,000 warrants with an exercise price of $0.85.  In addition, there are 746,043 restricted share units and 472,600 deferred share units to be settled by way of common shares issued from treasury.

14

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia and Whitehorse, Yukon.  The future minimum lease payments by calendar year are approximately as follows:

Year	$
2023	56,618
2024	185,515
2025	20,400

TOTAL	262,533

The Company has no off-balance sheet arrangements and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

KEY MANAGEMENT COMPENSATION

The Company's related parties also include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries and director fees	398,500	509,881	1,272,183	1,507,620
Share-based payments	652,545	521,641	1,250,285	1,812,353

KEY MANAGEMENT COMPENSATION	1,051,045	1,031,522	2,522,468	3,319,973

Share-based payments represent the fair value of stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above.  Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS, applicable to the preparation of interim financial statements, including International Accounting Standard 34 - Interim Financial Reporting, requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

15

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount, then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Environmental site reclamation

As at September 30 2023, the Company had not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company.  The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time.  Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2022.  As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management also concluded that its disclosure controls and procedures were not effective as at December 31, 2022.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

Based on that assessment, management concluded that, as at December 31, 2022, the Company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

16

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from January 1 to September 30, 2023, that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting or its disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. Cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with high quality financial institutions.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceed government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions.  The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

17

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This MD&A and certain information incorporated by reference in this MD&A contain certain forward-looking statements concerning Western's strategy, projects, plans or future financial or operating performance.  All statements that are not statements of historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding prospective financial performance, financial position or cash flows and readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may provide to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "may not", "could", "would" or "would not", "might" or "will be", "occur" or "be achieved" or the negative connotation of such terms. Such forward-looking statements are set forth, among other places, under the heading "Casino Project Update" and elsewhere in this MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; exploration and evaluation expenditures; results of the Study (including projected economic returns, operating costs, capital costs and other financial results in connection with the Casino Project); cash flow forecasts; exploration results at the Company's property; budgets; work programs; permitting timelines and regulatory timelines; the Company's engagement with local communities; the Company's ability to manage the short-term and long-term effects of the COVID-19 pandemic; estimated timing for construction of, and production from, any new projects; strategic plans, including without limitation Western's strategy and plans in respect of environmental and social governance issues; market price of precious and base metals; expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) political and legal developments in jurisdictions where Western operations, or may in the future operate, being consistent with Western's current expectations, (2) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (3) requisite capital and financing will be available on acceptable terms, (4) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (5) no unforeseen disruptions or delays, unexpected geological or other effects, equipment failures, or permitting including any disruptions caused by COVID-19 or any future pandemics or any other unforeseen disruptions or delays that would have an adverse effect on Western's operations, (6) equipment, labour and materials costs increasing on a basis consistent with Western's current expectations, and (7) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other known or unknown factors. Such risks and other factors include, among others, history of losses; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty as to timely availability of permits and licenses and other governmental approvals; title risks; price fluctuations of the Common Shares; risks surrounding statutory and regulatory compliance; risks surrounding environmental laws and regulations; risks surrounding land reclamation costs; operational risks surrounding the location of assets; risks surrounding Western's ability to maintain its infrastructure; risks involved in fluctuations in gold, copper and other commodity prices; uncertainty of estimates of capital and operating costs, recovery rates, production estimates, and estimated economic return; changes in project parameters as plans continue to be refined; risks related to the cooperation of government agencies and Indigenous peoples in the exploration and development of Western's property; climate change risks; risks related to fluctuations in currency exchange rates; risks surrounding dilution of the Common Shares; dependence on members of management and key personnel; competition risks; inflation risks; risks related to macro-economic factors including global financial volatility; risks related to the need to obtain additional financing to develop the Company's property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks related to the integration of acquisitions; risks related to operations; risks related to the feasibility study and the possibility that future exploration and development will not be consistent with the Company's expectations; risks related to joint venture operations; conclusions of economic evaluations; possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to information technology and cybersecurity; impact of the COVID-19 pandemic or other global pandemics and the Russian invasion of Ukraine; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F and Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

18

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F and Annual Information Form on file with the SEC and Canadian securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

Non-GAAP Measures and Other Financial Measures

Alternative performance measures in this MD&A, such as "cash cost" and "free cash flow", are used to provide additional information. These non-GAAP performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the Company's property and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

19

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2023
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms and other mining terms, such as "inferred mineral resource," differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC").

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

20